UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024 (Report No. 2)

Commission File Number: 0-29452

RADCOM LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒       Form:40-F ☐

THIS REPORT ON FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Postponement of RADCOM’s 2024 Annual General Meeting to October 15, 2024

Supplement to Invitation to RADCOM’s 2024 Annual General Meeting of Shareholders

On August 21, 2024, RADCOM Ltd. (the “Registrant”) issued a Report on Form 6-K announcing the Registrant’s 2024 Annual General Meeting of Shareholders to be held on September 25, 2024 (the “Meeting”), along with the related proxy materials. On September 6, 2024, the Registrant issued a Report on Form 6-K with supplemental proxy materials.

On September 20, 2024, in light of ongoing discussions with certain major shareholders of the Registrant, the Registrant’s Board of Directors decided to postpone the date of the Meeting from September 25, 2024 to October 15, 2024 in order to afford the parties the opportunity to conclude such discussions.

The Registrant expects to publish updated proxy materials as soon as possible, and anticipates that certain changes may be made in Item 2 (Approval of Amendments to the Company’s Compensation Policy) and Item 3 (Approval of the Directors and Chairman Compensation Scheme) in the notice of meeting and proxy statement related to the Meeting originally scheduled for September 25, 2024 (the “Original Proxy Materials”).

This Report on Form 6-K is being furnished by the Registrant to supplement the information set forth in the Original Proxy Materials. The information included in this Report on Form 6-K does not amend or revise the resolutions set forth in the Original Proxy Materials and to be voted on at the Meeting. Shareholders who already submitted their vote, need not take any further action and as long as they do not vote otherwise, their vote will be counted at the postponed Meeting as initially submitted.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Registrant discusses the plan to publish updated proxy materials, the timing thereof and the changes to be included therein, it uses forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Registrant to be materially different from those that may be expressed or implied by such statements. For additional information regarding these and other risks and uncertainties associated with the Registrant’s business, reference is made to the Registrant’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Registrant does not undertake to revise or update any forward-looking statements for any reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.

Date: September 20, 2024	By:	/s/ Hadar Rahav
	Name:	Hadar Rahav
	Title:	Chief Financial Officer

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